Exhibit (a)(1)(F)

NOTICE OF MERGER
PURSUANT TO SECTION 3-106
OF THE MARYLAND GENERAL CORPORATION LAW

March 8, 2007

To All Holders of Shares of Common Stock of
NEW PLAN EXCEL REALTY TRUST, INC.

Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited, is offering to purchase all outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 27, 2007 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among New Plan, Excel Realty Partners, L.P., a Delaware limited partnership, Super IntermediateCo LLC, a Maryland limited liability company and the direct parent of Purchaser, Purchaser and Super DownREIT MergerSub LLC, a Delaware limited liability company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into New Plan, with New Plan as the surviving corporation (the “Merger”).

Section 3-106 of the Maryland General Corporation Law (the “MGCL”) provides that, if a corporation owns, with respect to shares of stock of a subsidiary corporation, 90% or more of all the votes entitled to be cast of each group or class of shares entitled to vote as a group or class on the merger of that subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, if the charter of the successor is generally not amended in the merger, upon the approval of a majority of the entire board of directors of each corporation party to the merger, without any action or vote on the part of the stockholders of either corporation. If Purchaser acquires, pursuant to the Offer or otherwise, Shares that, in the aggregate, are entitled to cast 90% or more of all the votes entitled to be cast of each group or class of shares of New Plan entitled to vote as a group or class on the Merger, on a fully diluted basis, and the conditions set forth in the Merger Agreement are satisfied or waived, then the Merger will be consummated as a merger of a 90% or more owned subsidiary corporation with its parent corporation pursuant to Section 3-106 of the MGCL.

Pursuant to this Notice, Purchaser hereby gives at least 30 days notice of the proposed Merger between Purchaser and New Plan to all holders of Shares on the date hereof in accordance with, and as required by, Section 3-106(d) of the MGCL.

Super MergerSub Inc.